Caledonia Mining Corporation

3rd Quarter Results 2006

Toronto, Ontario – November 14, 2006: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and AIM:CMCL) is pleased to announce its key financial and operating results for the third quarter ended September 30, 2006.

Operational Highlights

Barbrook Gold Mine – South Africa

▪

Gold production totaled 1,548 ounces during the quarter (Q3 2005: 1,497 ounces).

▪

Plant throughput rose steadily during July (13,292 tonnes) and August (12,500 tonnes) until production was disrupted in September by a legal strike between contract labourers and the labour broker resulting in total of 29,092 tonnes (Q3 2005: 20,451 tonnes) for the quarter.

▪

Industrial action at the mine during October impacts on gold production, with only 88 ounces produced, culminating in illegal activities which severely damaged the offices and security buildings.  The mine has now been placed on ‘care and maintenance’ until further notice, whilst a compensation claim is being pursued against the mine’s labour broker.

Blanket Gold Mine - Zimbabwe

▪

Gold production for the third quarter totaled 6,475 ounces.

Corporate/Financial

▪

Consideration given for the Blanket Mine purchase was a payment of US$1 million and the issue of 20,000,000 Caledonia shares to Kinross.

▪

Completed a private placement in July 2006 and raised $2.160 million after expenses through the issue of 17,000,000 common shares and 17,000,000 share purchase warrants.

For the quarter ended September 30, 2006 Caledonia recorded a net loss of $3.074 million ($0.007 per share) compared to a net loss of $2.564 million ($0.008 per share) during the same period in 2005. The loss in 2006 results from ongoing exploration costs, operations at Barbrook, and the normal administration expenses during the quarter.   Included in the loss for the quarter is an unrealized foreign exchange loss of $1.659 million (profit of $125,000 in quarter ended June 30, 2006 and a profit of $104,000 for the quarter ended March 30, 2006) of which Blanket Mine contributed a loss a $1.595 million due to the devaluation of the Zimbabwe dollar in August 2006.

At an operating profit level, Caledonia recorded a profit of $1.524 million for the period ended September 30, 2006 (loss of $1.309 million for the same period in 2005) and a year to date operating loss of $1.982 million in 2006 (loss of $ 4.004 million for the same period in 2005).

Reviewing the quarter, Stefan Hayden, President and CEO, said “The group’s gold production for the quarter began well, with the Barbrook plant nearing the planned throughput target of 15,000 tonnes a month and on target to match the second quarter’s production. However an industrial dispute between the contract labourers and the labour broker impacted on Barbrook’s production in September and unfortunately continued into October. Furthermore the dispute resulted in illegal activities in late October which led to the mine being placed on ‘care and maintenance’ in November.  We are, of course, pursuing a claim for compensation against the labour broker.

The Blanket Mine in Zimbabwe has had a good quarter, with gold production up by 400 ounces and net sales of $4.538 million.  The mine is on track to meet the fourth quarter target.  The expansion project, at shaft 4, is progressing and due for completion in Q3 2007.  This will almost double gold production to 40,000 ounces.

At the Nama cobalt deposit in Zambia, work is progressing well towards producing a NI 43-101 statement on anomalies “A”, “C” & “D” which is expected to be available during December 2006.”

Caledonia Management’s Discussion and Analysis was published on November 14, 2006 and is available on the company’s website: www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.

CALEDONIA MINING CORPORATION

REPORT FOR QUARTER ENDED SEPTEMBER 30, 2006

HIGHLIGHTS FOR THE QUARTER ENDED SEPTEMBER 30, 2006 (Q3)

Barbrook Gold Mine – South Africa

▪

Following the completion of the plant expansion in late January from a capacity of 6,000 tonnes per month to a projection of 15,000 tonnes per month, plant throughput has increased steadily reaching 12,397 tonnes in June, 13,292 tonnes in July, 12,500 tonnes in August but only 3,300 tonnes in September. Production was disrupted during September when contract labourers embarked on a legal strike over a wage dispute with the labour broker who supplies labour to the mine. As a result 29,092 tonnes (32,133 tonnes in quarter ended June 30th, 2006) were treated in the plant during the quarter.

▪

Gold production totaled 1,548 ounces (1,749 ounces in quarter ended June 30th 2006) during the quarter and only 88 ounces in October due to the industrial action at the mine.

▪

In October workers embarked on illegal activities that resulted in severe damage to the offices and security buildings at Barbrook. No damage was caused to the metallurgical plant or underground workings, the Barbrook operations have now been placed on “care and maintenance”.

Blanket Gold Mine - Zimbabwe

▪

Acquired a 100% interest in the Blanket Gold Mine in Zimbabwe from Kinross Gold Corporation of Toronto with effect from 1 April 2006.

▪

Gold production during the three months ending June 30, 2006 totaled 6,045 ounces, 6,475 ounces were produced in the 3 months ended September 30, 2006 and 2,109 ounces in October, 2006.

Corporate/Financial

▪

Consideration given for the Blanket Mine purchase was a payment of US$1 million and the issue of 20,000,000 Caledonia shares.

▪

Completed a private placement in July 2006 and raised $2,160,000 after expenses through the issue of 17,000,000 common shares and 17,000,000 share purchase warrants.

2006 OBJECTIVES

▪

Subsequent to the industrial action at Barbrook Mine and the extent of the damaged caused to certain buildings a decision around the future of Barbrook Mine must be taken. On the assumption that Barbrook continues in operation:

-

Improve safety awareness at Barbrook Mine and further develop necessary programs to ensure a safe operation.

-

Optimise gold production at Barbrook Mine in South Africa by treating at least 15,000 tonnes per month.

-

Continue developing additional reserves/resources at Barbrook Mine.

-

Complete metallurgical studies to confirm viability of economic gold recovery from Daylight & Victory zones at Barbrook Mine.

▪

Continue with negotiations to conclude agreements with cobalt refiners to purchase cobalt concentrate produced at Nama and/or form strategic alliances to achieve this objective.

▪

Seek a joint-venture partner to commence an exploration program at the Kadola copper/cobalt and the Eureka copper/gold properties in Zambia.

▪

Further explore the polymetallic resource on the Rooipoort and Grasvally properties which form the Rooipoort PGE/Ni/Cu Exploration Project in South Africa.

▪

Increase the land holdings around the Rooipoort Exploration property.

▪

Drill identified extensions to the known ore zones on the Eersteling and Zandrivier Mining Licence areas.

▪

Pursue possible acquisitions and/or strategic partnerships to expand Caledonia’s portfolio of properties.

▪

Expand the Board of Directors to address ongoing Corporate Governance requirements.

▪

Implement succession plans for senior executive and operational staff.

▪

Strengthen the Investor Relations and Public Relations functions within Caledonia.

▪

Conclude necessary agreements to satisfy the South African Black Economic Empowerment (“BEE”) requirements.

▪

Arrange necessary financing to support the activities required to meet these objectives.

▪

Expedite the Number 4 shaft expansion project at the newly acquired Blanket Gold Mine to increase gold production to 50,000 ounces per annum.

PRESIDENT’S MESSAGE

The acquisition of the Blanket Gold Mine in Zimbabwe is a significant step towards Caledonia’s goal of developing the asset base into a significant diversified international mining company.  Gold has been mined in the Blanket area for close to 100 years. As of 2005 Blanket’s reported historic life-time gold production exceeded one million ounces. With the reported proven and probable ore reserves exceeding 3 million tonnes Blanket should continue to produce gold for many years to come.  I am delighted to welcome the Blanket management team and staff to Caledonia where I am sure they will make a significant positive impact on Caledonia’s future revenue.

The Number 4 shaft expansion project at Blanket is currently well underway and should be completed by third quarter 2007 (originally second quarter 2007) due to delays beyond Blanket’s control. The new shaft should allow Blanket to progressively increase gold production to 40,000 ounces per year.  The latest monetary policy in Zimbabwe allows mines to retain 67.5% of their foreign exchange proceeds (increased from 40%) - which will have a positive impact on Blanket together with the cost cutting program which is rapidly being implemented.  The metallurgical tests proposed by Caledonia have been completed and the circuit changes are being finalized. These should result in increased gold recoveries, lower reagent consumption and costs.

The accompanying Highlights and 3rd quarter MD&A contain information with respect to the Barbrook Mine.  Further samples from the “A” anomally on the Nama property in Zambia were taken and shipped to China for confirmatory testwork.  Samples where also sent for furnance testing in South Africa. Negotiations regarding long term cobalt sales agreements with a number of large cobalt refiners are advancing. Technical and economic studies related to the production of saleable cobalt carbonates and hydroxides at Nama are presently underway in South Africa and China.

S. E. Hayden

President and Chief Executive Officer

CALEDONIA MINING CORPORATION

November 14th, 2006

Management’s Discussion and Analysis

This Interim MD & A covers the Company’s third fiscal quarter from July 1, 2006 to September 30, 2006 - and the period thereafter to November 6, 2006.  It is to be read in conjunction with the Company’s Annual Management Discussion and Analysis for the fiscal year ended December 31, 2005, the audited financial statements of the Company prepared to December 31, 2005, the Company’s 2005 Annual Report and with the Interim MD&As and unaudited financial statements contained in the Interim Quartely Reports for the first and second quarters.  All of these documents have been filed on SEDAR and are available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com.

Note that all currency references in this document are to Canadian dollars.

1.

OPERATIONAL REVIEW, OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

(a)

Barbrook Mine South Africa

Barbrook Mine is temporarily on “care and maintenance”.

In early August metallurgical testing by Mintek of South Africa identified operating parameters which successfully reduced the previously unexplained gold losses in the oxidation circuit in the laboratory.  Efforts were commenced to modify the plant to duplicate these parameters in the full scale operation, but before these changes could be fully tested during continuous operations the contractor’s labour commenced a legal strike on August 28th .  Some replacement workers were supplied by the contractor but due to intimidation there was a high turnover, which when coupled with necessary safety training, adversely affected productivity.

The strike was terminated on October 13th and employees were requested to return to work on October 16th.   However, following a re-organisation and reduction of the workforce there were significant disruptions on site and several surface buildings and facilities were destroyed. All facilities at Barbrook are uninsured and a claim has been lodged against the labour contractor in terms of the contract with them.

The reduction in Gold Sales Revenue for the quarter compared with that in the second quarter is due to the lack of production in September resulting from the labour strike.

Underground work continued in the Taylors, French Bob and Twalas  zones to develop additional resources in these zones, but was stopped in late August when limited manpower was redeployed in production areas.

Barbrook Mine – 2006 Production Results

		1st Qtr	2nd Qtr	3rd Qtr	October
		1 Jan - 31 Mar	1 Apr – 30 Jun	1 Jul – 30 Sept	1 Oct – 31 Oct

Ore Mined	Tonnes	27,565	29,886	30,134	0
Development Advance	Meters	795	737	378	0
Ore Milled	Tonnes	19,357	32,133	29,092	1,700
Grade Milled	g/t	3.78	3.37	3.79	3.20
Gold Recovered	Ounces	902	1,749	1,548	88

The table below summarizes the Reserve and Resource data as at September 30, 2006.

MINERAL RESERVES

Classification	Mineral (Tonnes)	Grade Au	Content kg	Content Ounces
Proven Ore	256,500	5.88	1,508	48,490
Probable Ore	53,000	6.11	324	10,410
TOTAL PROVEN & PROBABLE ORE	309,500	5.92	1,832	58,900

MINERAL RESOURCES *

Measured	495,000	2.96	1,465	47,100
Indicated	1,196,000	5.29	6,330	203,400
Inferred	2,400,000	5.91	**	**

*

The mineral resources figures are not included in the mineral reserve figures.

**

In keeping with the requirements of NI 43-101 Inferred Resources are reported without estimates of metal quantities.

Dr Trevor Pearton, PhD, FGSSA., Technical Director of Barbrook, is Caledonia’s "Qualified Person" with respect to the Barbrook Mine property for the purposes of National Instrument 43-101 and has approved this property description.  The above Reserve and Resource data is compiled using Caledonia’s internal standards and National Instrument 43-101 compliant Reserve and Resource data will be made available as soon as practicable.

(b)

Blanket Mine Zimbabwe

In July 2006 Caledonia completed the purchase of the Blanket Gold Mine in Zimbabwe – the purchase being effective as of April 1, 2006. The Blanket mine is an underground gold mine which currently mines and processes approximately 550 tonnes per day.  Recent average gold production has been approximately 2,100 ounces per month.

A variety of mining methods are employed to suit the changing ore zones at Blanket.  Methods used include underhand stoping, shrinkage stoping and long-hole stoping.

The ROM (run-of-mine underground ore) metallurgical process consists of three stage crushing with a feed size of 350mm producing a final product of 80% passing 8mm. This product is fed into an open circuit Rod mill at a rate of 24 metric tph.   From the Rod mill the discharge combines with the regrind mill product and is pumped to the Knelson Concentrators. Three different sized mills operating in closed circuit with a hydro cyclone and two 30” CD Knelson Concentrators comprise the regrind circuit. Knelson concentrates are further treated on the Gemini table to produce a much cleaner concentrate, which is calcined before smelting on-site.

Dewatering of the hydro cyclone overflow to 50% solids is undertaken before feeding it into the CIL head tank. Six contact tanks make up the CIL.

Tailings from the CIL stream are pumped to the tailings dam with the effluent recycled to the plant.  These tailings are partially  treated to reduce the free cyanide levels before pumping to the tailings deposition area.

Production results for the Blanket Mine from April 1, 2006 – the effective date of the acquisition – are given in the table below.

Blanket Mine – 2006 Production Results since the April 1, 2006 acquisition date
		Information only
		1st Qtr	2nd Qtr	3rd Qtr	October
		1 Jan - 31 Mar	1 Apr – 30 Jun	1 Jul – 30 Sept	1 Oct – 31 Oct
			Not Consolidated
Ore Mined and Hoisted	Tonnes	54,100	50,700	52,146	15,713
Development Advance	Meters	395	772	903	300
Ore Milled	Tonnes	47,800	51,500	53,375	17,789
Grade Milled	g/t	4.10	4.10	4.15	3.86

Gold Recovered	Ounces	5,653	6,045	6,475	2,109

As announced in June, a US$2.5 million project to complete  the new #4 shaft and increase the milling throughput to 1000 tpd and gold production to 40,000 ounces per year is underway and is proposed to be completed during Q3 2007. The slyping of the shaft from the 630 meter level to the 750 meter level, the blind sinking to the 810 meter level, the establishment of the bin loading arrangements on 780 meter level, and the equipping of the shaft with steel ladders and platforms from the 630 meter level to the 810 meter level have all been completed. The mining of the ore and waste bins from 765 meter level to 750 meter level and the crusher chamber are in progress.

The table below summarizes the Reserve and Resource data as at June 30, 2006.

MINERAL RESERVES

Classification	Mineral (Tonnes)	Grade Au	Content kg	Content Ounces
Proven Ore	1,310,400	3.82	5,002	160,820
Probable Ore	2,326,000	4.10	9,540	306,700
TOTAL PROVEN & PROBABLE ORE	3,636,400	4.00	14,542	467,500

MINERAL RESOURCES *

Indicated	380,000	4.12	1,600	51,000
Inferred	2,400,000	5.91	**	**

*

The mineral resources figures are not included in the mineral reserve figures.

**

In keeping with the requirements of NI 43-101 Inferred Resources are reported without estimates of metal quantities.

A Report on the Blanket Mine, dated August 4th, 2006 as required by National Instrument 43-101 was prepared by Applied Geology Services cc of South Africa. Mr. David Grant, Pr.Sci.Nat. is the Independent Qualified Person responsible for the report.  The Technical Report has been filed on SEDAR and is available at www.sedar.com or on the Corporation’s website at www.caledoniamining.com.  The Reserve and Resource information above has been taken from that NI 43-101 compliant report.

(c)

Nama Cobalt Project, Zambia

During the quarter work continued on the preparation of a NI 43-101 statement on anomalies “A”, “C” & “D” which is expected to be available during December 2006. A detailed geological interpretation has revealed a hitherto unknown geological structure and has facilitated the interpretation of the mineralisation model and likely areas of extension. A follow-up drilling program is planned for the first half of 2007 dependant on the access to the sites as permitted by the rainy season.

Follow-up geochemical work is being carried out across the Nama “A” anomaly in order to test continuity of potentially mineralized zones in the lower soil profile.

The results of the further two stage Wet High Intensity Magnetic Separation (WHIMS) test work show cobalt recoveries of over 70% and the amenability of the cobalt mineralization to further concentration by flotation has been confirmed, despite previous test work findings.

Further samples were collected from the same bulk sample site  and  screened to +5mm and –5mm fraction sizes on site. The samples were then shipped for metallurgical testing in South Africa and in China. The weight of the combined sample was 2 tonnes. Results of this testwork are expected before year end.

Current and immediate future funding is provided from available working capital.

Caledonia has been granted an extension to its exploration licences at Nama in the form of a “Retention Licence”.

(d)

Financing

In July 2006 the company completed a private placement to raise additional funds. This placement of

17 million units, each consisting of one common share and one share purchase warrant, was completed in July 2006 and raised $2.16 million after expenses.

2.

SUMMARY OF QUARTERLY RESULTS  The following information is provided for each of the eight most recently completed quarters of the company - ending on the dates specified - in thousands of Canadian dollars and using the same principles as used to produce the annual financial statements.

C$000’s	Sept 30/06	June 30/06	Mar. 31/06	Dec. 31/05	Sept 30/05	June 30/05	Mar 31/05	Dec. 31/04

Net Sales or
Total	$5,637	$1,304	$418	$453	$743	$965	$481	$469
Revenues
Net (loss)
- total	($3,074)	($2,893)	($2,266)	($2,054)	($2,564)	($3,276)	($1,786)	($4,569)
- per share	($0.007)	($0.007)	($0.006)	($0,006)	($0.008)	($0.011)	($0.007)	($0,015)
undiluted
- per share	($0.007)	($0.007)	($0.006)	($0,006)	($0.008)	($0.011)	($0.007)	($0,015)
diluted

Note:  As there are no extraordinary items the disclosed net losses per share are identical to the total loss before extraordinary items.

For the period ended September 30, 2006 Caledonia had a net loss of $3.074 million ($0.007 per share) compared to a net loss of $2.564 million ($0.008 per share) during the same period in 2005 and a net loss of $2.25 million ($0.008 per share) in the same period 2004.

At an operating profit level Caledonia had a profit of $1.524 million for the period ended September 30, 2006  ( loss of $1.309 million in 2005 and loss of $1.852 million in 2004) and a year to date operating loss of $1.982 million in 2006 ( loss $4.004 million in 2005 and loss $4.393 million in 2004)

The results for the quarter ended September 30 , 2006 are affected by the inclusion of Blanket Mine results, and the lower results for Barbrook Mine due to the industrial action that took place during the quarter. Net sales for Barbrook Mine for the quarter ended September 30 , 2006 were $1.098 million ($1.303 million quarter ended June 30th and $417 for quarter ended Mar 31st). Net sales for Blanket Mine for the quarter ended September 30  , 2006  were $4.538 million.

Included in the loss for the quarter is an unrealized exchange loss of $1.659 million (profit of $125 in quarter ended June 30 , 2006 and profit of $104 in quarter ended March 31 , 2006) of which Blanket Mine’s contribution to this loss amounted to $1.595 million due to the devaluation of the Zimbabwe dollar in August 2006.

Also included in the loss for the quarter is an amortization charge of $1.846 million ($965 quarter ended June 30, 2006 and $181 for quarter ended March 31, 2006 ). The amortization charge has increased as the Barbrook Mine plant expansion started to be amortised during quarter ended June 30, 2006 and the amortization rate at Barbrook has increased from 13% pa to 16,5% pa based on life of mine calculations.

The loss in 2006 results from mining operations at Barbrook and Blanket, the normal administration expenses and ongoing exploration costs during the quarter.

3.

LIQUIDITY

Blanket Mine is financially self sufficient relating to working capital resources and the costs of the #4 shaft expansion project.  The future of Barbrook Mine will determine the future cash needs of Caledonia. Settlement of current working capital liabilities will continue to be funded via the receipt of funds from shareholders as and when necessary.

4.

CAPITAL RESOURCES

The only commitments towards capital expenditure are related to the completion of #4 shaft expansion project at Blanket Mine. This project will continue to be internally funded by Blanket Mine.There are no other capital projects associated with any Caledonia operations that require funding.

5.

CRITICAL ACCOUNTING ESTIMATES

There are no critical accounting estimates made by Caledonia that would materially affect the financial condition or results of the company if the basis of the estimate was changed.

6.

ADDITIONAL INFORMATION

(a)

As at October 31, 2006 the following securities of the Company were outstanding:

-

457,981,021 common shares.

-

17,238,000 common share purchase options at an average price of $0.21 maturing at various dates until May 11, 2016.

-

17,850,000 common share purchase warrants exercisable at a price of $0.20 per share until December 28, 2007

-

10,000,000 common share purchase warrants exercisable at a price of $0.20 per share until January 31, 2008

-

5,437,626 common share purchase warrants exercisable at a price of $0.20 per share until February 3, 2008.

-

22,890,000 share purchase warrants exercisable at a price of $0.15 per share until April 28, 2007.

-

9,748,259 share purchase warrants exercisable at a price of $0.15 per share until May 12, 2007.

-

2,190,000 share purchase warrants exercisable at a price of $0.18 per share until May 12, 2007.

-

17,000,000 share purchase warrants exercisable at a price of $0.16 per share until July 27, 2007.

(b)

For further information about Caledonia reference is also made to its 2005 20F Annual Registration Statement dated March 31, 2006 filed with the U.S. Securities and Exchange Commission on its EDGAR .

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, two of whom are not members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

S. E. Hayden President and Chief Executive Officer	S.R. Curtis Vice-President Finance and Chief Financial Officer

Consolidated Balance Sheets

(in thousands of Canadian Dollars)

	September 30,	December 31,	September 30,
(Unaudited)	2006	2005	2005
Assets
Current Assets
Cash and short term deposits	906	1,076	94
Accounts Receivable	2,514	768	361
Inventories	2,306	90	621
Prepaid expenses	302	330	168
	6,028	2,264	1,244
Investment at cost	79	79	79
Capital assets	8,427	9,156	6,897
Mineral properties	13,087	10,839	11,452
	21,593	20,074	18,428
Total assets	27,621	22,338	19,672
Liabilities and Shareholder Equity
Current Liabilities
Bank overdraft	-	197	0
Accounts payable	4,768	2,392	1,066
Long term debt	45
Prov for site restoration	1,043	377	407
	5,856	2,966	1,473
Shareholders equity
Share capital	190,626	180,053	176,539
Contributed surplus	975	923	742
Compensation warrants			468
Deficit	(169,837)	(161,604)	(159,550)
	21,765	19,372	18,199
Total Capital and liabilities	27,621	22,338	19,672

Consolidated Statement of Deficit

(in thousands of Canadian Dollars)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2006	2005	2004	2006	2005	2004
Deficit, beginning	(166,763)	(156,986)	(145,180)	(161,604)	(151,924)	(141,945)
Net(loss) for the period	(3,074)	(2,564)	(2,250)	(8,233)	(7,626)	(5,485)
Deficit, end of period	(169,837)	(159,550)	(147,430)	(169,837)	(159,550)	(147,430)

Consolidated Statement of Operations

(in thousands of Canadian Dollars)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2006	2005	2004	2006	2005	2004
Revenue and operating costs
Revenue from sales	5,637	743	202	7,359	2,189	372
Operating costs	4,114	2,052	2,054	9,342	6,193	4,765
Operating profit (loss)	1,524	(1,309)	(1,852)	(1,982)	(4,004)	(4,393)
Costs and expenses
Gen and admin	987	341	365	1,719	1,565	1,324
Interest	(3)	4	(10)	1	9	53
Unrealised forex loss(gain)	1,659	284	-	1,433	979	334
Other expenses (income)	1,955	626	43	3,098	1,069	(681)
	4,597	1,255	398	6,250	3,622	1,030
(Loss) before non controlling interest	(3,074)	(2,564)	(2,250)	(8,233)	(7,626)	(5,423)
non controlling interest						(13)
Net (loss) for the period	(3,074)	(2,564)	(2,250)	(8,233)	(7,626)	(5,410)
Operating profit/(loss) per share (Note 2)	$0.0033	($0.004)	($0.006)	($0.005)	($0.013)	($0.015)
Basic and fully diluted
Net (loss) per share (Note 2)	($0.007)	($0.008)	($0.008)	($0.020)	($0.024)	($0.019)
Basic and fully diluted

Consolidated Statement of Cashflows

(in thousands of Canadian Dollars)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2006	2005	2004	2006	2005	2004
Cash provided by (used in)
Operating activities
Operating gain/(loss) for the period	1,523	(1,309)	(1,852)	(1,982)	(4,004)	(4,393)
Other costs and expenses and non-controlling interests	(4,597)	(1,255)	(398)	(6,250)	(3,622)	(1,017)
Adjustments to reconcile net cash from operations
(note 4)	373	690	162	1,558	1,208	(430)
Changes in non-cash working capital
balances (note 4)	1,175	107	(203)	(1,513)	(135)	(360)
	(1,527)	(1,767)	(2,291)	(8,188)	(6,553)	(6,200)
Investing activities
Capital expenditure	(518)	(79)	(451)	(1,305)	(335)	(1,565)
Expenditures on mineral properties	(523)	(611)	(563)	(1,053)	(2,723)	(1,242)
	(1,041)	(690)	(1,014)	(2,358)	(3,058)	(2,807)
Financing activities
Reduction of overdraft				(197)
Issue of share capital net of costs (note 1)	2,160	69	-	10,573	3,235	14,167
	2,160	69	-	10,376	3,235	14,167
Increase(decrease) in cash for the period	(408)	(2,388)	(3,305)	(170)	(6,376)	5,160
Cash beginning period	1,314	2,482	12,644	1,076	6,470	4,179
Net Cash end period	906	94	9,339	906	94	9,339